Exhibit 99.1

Quantum Biopharma Ltd. (formerly, FSD Pharma Inc.)

Condensed consolidated interim financial statements

For the three months ended March 31, 2025, and 2024

[expressed in United States dollars]

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

[unaudited] [expressed in United States dollars]

As at		March 31,	December 31,
		2025	2024
	Notes	$	$
ASSETS
Current assets
Cash and cash equivalents		3,518,313	5,995,872
Other receivables	4	393,843	374,678
Prepaid expenses and deposits	5	144,345	69,036
Finance receivables, net	6	3,018,151	3,432,340
Investments	7	20,868	1,202,349
Inventory	8	93,856	117,242
Digital assets	9	2,742,403	861,230
		9,931,779	12,052,747

Non-current assets
Equipment, net		74,397	76,894
Long-term investments	7	2,224	2,224
Right-of-use asset, net		34,922	53,488
Intangible assets, net	10	4,830,147	4,933,871
Total assets		14,873,469	17,119,224

LIABILITIES
Current liabilities
Trade and other payables	11,22	2,356,902	4,362,068
Lease obligations		35,358	53,780
Warrants liability	12	2,841,137	212,002
Derivative liabilities	14	2,866,115	280,000
Deferred income	21	1,000,000	1,000,000
Notes payable	13	1,087,929	619,029
Convertible debentures	14	156,920	152,113
		10,344,361	6,678,992

Total liabilities		10,344,361	6,678,992

SHAREHOLDERS’ EQUITY
Class A Multiple Voting Share capital	15	151,701	151,701
Class B Subordinate Voting Share capital	15	152,884,305	150,318,624
Warrants	15	1,379,181	1,997,759
Contributed surplus		31,957,689	31,072,543
Foreign exchange translation reserve		47,303	50,795
Accumulated deficit		(180,687,607)	(172,110,884)
Equity attributable to shareholders of the Company		5,732,572	11,480,538
Non-controlling interests	17	(1,203,464)	(1,040,306)
		4,529,108	10,440,232
Total liabilities and shareholders’ equity		14,873,469	17,119,224

Commitments and contingencies	21
Subsequent events	25

On behalf of the Board:

“Signed”	“Signed”
Director - Zeeshan Saeed	Director - Eric Hoskins

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

QUANTUM BIOPHARMA LTD. (formerly, FS PHARMA INC.)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

[unaudited] [expressed in United States dollar, except number of shares]

		2025	2024
For the three months ended March 31,	Notes	$	$

Expenses
General and administrative	19	1,328,111	1,919,212
External research and development fees		1,648,350	160,260
Share-based payments	16	291,272	57,743
Depreciation and amortization	10	129,690	120,141
Total operating expenses		3,397,423	2,257,356

Loss from operations		(3,397,423)	(2,257,356)

Interest income	20	(67,216)	(172,524)
Other income		(7,060)	—
Finance expense, net		22,168	12,414
Accretion and interest expense	14	328,448	—
Gain on settlement of debt		(185,130)	17,476
Loss (gain) on change in fair value of derivative liabilities and warrant liability	12, 14	3,110,436	(23,297)
Unrealized loss on change in fair value of digital assets	9	718,827	—
Realized gain on sale of digital assets	9	(68,293)	—
Loss on issuance of convertible debt	14	1,490,278	—
Net loss		(8,739,881)	(2,091,425)

Other comprehensive loss
Items that may be subsequently reclassified to loss:
Exchange loss on translation of foreign operations		(3,492)	(232,755)
Comprehensive loss		(8,743,373)	(2,324,180)

Net loss attributable to:
Equity owners of the Company		(8,576,723)	(1,903,375)
Non-controlling interests	17	(163,158)	(188,050)
		(8,739,881)	(2,091,425)

Net (loss) per share
Basic and diluted - continuing operations	18	$(3.53)	$(3.43)

Weighted average number of shares outstanding – basic and diluted	18	2,474,974	610,035

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

QUANTUM BIOPHARMA LTD. (formerly, FS PHARMA INC.)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the three months ended March 31, 2025, and 2024

[unaudited] [expressed in United States dollars, except number of shares]

	Class A shares		Class B shares		Warrants		Contributed surplus	Non-controlling interests	Foreign exchange translation reserve	Accumulated deficit	Total
	#	$	#	$	#	$	$	$	$	$	$

Balance, December 31, 2023	2	151,622	605,796	137,626,863	158,832	2,723,356	30,225,741	(327,501)	417,341	(157,908,160)	12,909,262
Shares issued [note 15]	—	—	6,362	296,437	—	—	—	—	—	—	296,437
Shares for debt [note 15]	—	—	9,835	575,436	—	—	—	—	—	—	575,436
Share-based payments [note 16]	—	—	—	—	—	—	57,743	—	—	—	57,743
Warrants expired [note 15]	—	—	—	—	(20,000)	(276,001)	276,001	—	—	—	—
Comprehensive loss for the period	—	—	—	—	—	—	—	(188,050)	(232,755)	(1,903,375)	(2,324,180)
Balance, March 31, 2024	2	151,622	621,993	138,498,736	138,832	2,447,355	30,559,485	(515,551)	184,586	(159,811,535)	11,514,698

Balance, December 31, 2024	12	151,701	2,299,502	150,318,624	210,370	1,997,759	31,072,543	(1,040,306)	50,795	(172,110,884)	10,440,232
Shares issued - convertible debt [note 14,15]	—	—	399,071	2,495,090	—	—	—	—	—	—	2,495,090
Warrants issued [note 14]	—	—	—	—	346,806	—	—	—	—	—	—
Warrants expired [note 15]	—	—	—	—	(30,770)	(618,578)	618,578	—	—	—	—
Share-based payments [note 16]	—	—	—	—	—	—	291,272	—	—	—	291,272
Exercise of options [note 15,16]	—	—	12,500	70,591	—	—	(24,704)	—	—	—	45,887
Comprehensive loss for the period	—	—	—	—	—	—	—	(163,158)	(3,492)	(8,576,723)	(8,743,373)
Balance, March 31, 2025	12	151,701	2,711,073	152,884,305	526,406	1,379,181	31,957,689	(1,203,464)	47,303	(180,687,607)	4,529,108

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN CASH FLOWS

For the three months ended March 31, 2025, and 2024

[unaudited] [expressed in United States dollar]

	2025	2024
	$	$
Operating activities
Net loss	(8,739,881)	(2,091,425)
Add (deduct) items not affecting cash
Depreciation and amortization	129,690	120,141
Interest expense	25,374	12,414
Accretion and interest expense	328,448	—
Share-based payments	291,272	57,743
Change in fair value of derivative liabilities	3,110,436	(23,297)
Loss on issuance of convertible debt	1,490,278
Unrealized foreign exchange (gain) loss	(1,646,071)	489,859
Unrealized loss on change in fair value of digital assets	718,827	—
Realized gain on sale of digital assets	(68,293)	—
Gain on settlement of debt	(185,130)	17,476
Changes in non-cash working capital balances
Finance receivables	414,189	548,547
Other receivables	99,417	62,196
Prepaid expenses and deposits	(75,309)	(117,683)
Inventory	23,386	—
Trade and other payables	(177,476)	(1,049,365)
Cash used in operating activities	(4,260,843)	(1,973,394)

Investing activities
Redemption of investments	1,181,499	—
Purchase of investments	—	(22,140)
Purchases of digital assets	(2,800,000)	—
Proceeds from sale of digital assets	268,293	—
Cash used in investing activities	(1,350,208)	(22,140)

Financing activities
Proceeds from issuance of shares, net	—	296,437
Proceeds from convertible debentures	2,667,404	—
Payment of lease obligation	(23,325)	(14,662)
Share options exercised	45,887	—
Proceeds from loans (RH)	443,526	286,944
Cash provided by financing activities	3,133,492	568,719

Net decrease	(2,477,559)	(1,426,815)

Cash and cash equivalents, beginning of the period	5,995,872	2,757,040
Cash and cash equivalents, end of the period	3,518,313	1,330,225

Non-cash transactions
Shares issued for debt	—	575,436

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three months ended March 31, 2025, and 2024

1. Nature of business

Quantum BioPharma Ltd. (formerly, FSD Pharma Inc.) (“Quantum” or the “Company”) is a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative, inflammatory and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development. Through its wholly owned subsidiary, Lucid Psycheceuticals Inc. (“Lucid”), Quantum is focused on the research and development of its lead compound, Lucid-MS (formerly Lucid-21-302) (“Lucid-MS”). Lucid-MS is a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis, in preclinical models. The Company also maintains selective R&D programs for inflammatory diseases (FSD-PEA) and depression (Lucid-PSYCH), though these initiatives remain secondary priorities. Quantum is also focused on the research and development of a treatment for alcohol misuse for application in hospitals and other medical practices. Quantum maintains a portfolio of strategic investments through its wholly owned subsidiary, FSD Strategic Investments Inc., which represent loans secured by residential property.

The Company’s registered office is located at 55 University Avenue, Suite 1003, Toronto, Ontario, M5J 2H7. On August 15, 2024, the Company consolidated its Class A Multiple Voting Shares and Class B Subordinate Voting Shares (each as defined hereinafter) on a 65:1 basis and changed its name to “Quantum BioPharma Ltd.” with a new trading symbol “QNTM” on both NASDAQ and CSE.

On July 31, 2023, the Company entered into an exclusive intellectual property license agreement (the “License Agreement”) with Celly Nutrition Corp. (“Celly”). The License Agreement provides Celly access to proprietary information for the purposes of consumer product development and marketing. The License Agreement grants Celly the rights to a proprietary formulation of natural ingredients, vitamins, and minerals to help with liver and brain function for the purposes of potentially quickly relieving from the effects of alcohol consumption, such as inebriation, and restoring normal lifestyle. The License Agreement also grants Celly rights to certain trademarks. In exchange, Quantum received 200,000,000 common shares in the capital of Celly following a 2:1 share-split. The Company also received an anti-dilution Warrant Certificate that entitles Quantum to purchase up to 25% of the common shares deemed outstanding less the 200,000,000 common shares issued under the License Agreement and from time to time as a result of any partial exercise under the anti-dilution Warrant Certificate. Quantum is also entitled to certain license fees and royalties under the License Agreement. Through the License Agreement, Quantum acquired 34.66% of Celly. On July 31, 2023, the Company and Celly entered into a loan agreement for gross proceeds of C$1,000,000. The loan was funded on August 1, 2023, and accrues interest at a rate of 10% per annum. Interest is payable annually and the loan matures on July 31, 2026. On April 3, 2024, an amendment to the loan agreement was approved for additional gross proceeds of C$300,000. In November 2023, through the Plan of Arrangement the Company distributed 45,712,529 of its 200,000,000 shares of Celly to its shareholders. The License Agreement was amended and restated on August 14, 2024. The condensed consolidated interim financial statements incorporate the assets and liabilities of Celly as of March 31, 2025, and the results of operations and cash flows for the three months ended March 31, 2025. As of March 31, 2025, the Company had a 20.11% (December 31, 2024 – 22.95%) ownership interest in Celly through common shares held in Celly.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three months ended March 31, 2025, and 2024

Subsidiaries

These condensed consolidated interim financial statements are comprised of the financial results of the Company and its subsidiaries, which are the entities over which the Company has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and can affect those returns through its power over the investee. The Company has the following subsidiaries:

		Ownership percentage as at	Ownership percentage as at
		March 31, 2025	December 31, 2024
Entity Name	Country	%	%
FSD Biosciences Inc.	USA	100.00	100.00
Prismic Pharmaceuticals Inc.(“Prismic)	USA	100.00	100.00
FV Pharma Inc.	Canada	100.00	100.00
Lucid Psycheceuticals Inc.	Canada	100.00	100.00
FSD Strategic Investments Inc.	Canada	100.00	100.00
FSD Pharma Australia Pty Ltd	Australia	100.00	100.00
Celly Nutrition Corp.	Canada	20.11	22.95
Huge Biopharma Australia Pty Ltd	Australia	100.00	100.00

Non-controlling interests (“NCI”) represent ownership interests in consolidated subsidiaries by parties that are not shareholders of the Company. They are shown as a component of total equity in the condensed consolidated interim statements of financial position, and the share of income (loss) attributable to non-controlling interests is shown as a component of net income (loss) in the condensed consolidated interim statements of loss and comprehensive loss. Changes in the parent company’s ownership that do not result in a loss of control are accounted for as equity transactions.

2. Basis of presentation

[a] Statement of compliance

These condensed consolidated interim financial statements (“financial statements’) were prepared using the same accounting policies and methods as those used in the Company’s audited consolidated financial statements for the year ended December 31, 2024. These financial statements have been prepared in compliance with IAS 34 – Interim Financial Reporting. Accordingly, certain disclosures normally included in annual financial statements prepared in accordance with IFRS® Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). have been omitted or condensed. These financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2024.

These financial statements were approved and authorized for issuance by the Board of Directors (the “Board”) of the Company on May 14, 2025.

[b] Functional currency and presentation currency

The financial statements of each company within the consolidated group are measured using their functional currency, which is the currency of the primary economic environment in which an entity operates. These condensed consolidated interim financial statements are presented in United States dollars (“USD”), which is the Company’s functional and presentation currency for all periods presented. The Company’s functional currency is the United States dollar, and the functional currencies of its subsidiaries are as follows:

FSD Biosciences Inc.	United States Dollar
Prismic Pharmaceuticals Inc.	United States Dollar
FV Pharma Inc.	Canadian Dollar
Lucid Psycheceuticals Inc.	Canadian Dollar
FSD Strategic Investments Inc.	Canadian Dollar
FSD Pharma Australia Pty Ltd	Australian Dollar
Celly Nutrition Corp.	Canadian Dollar
Huge Biopharma Australia Pty Ltd	Australian Dollar

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three months ended March 31, 2025, and 2024

[c] Use of estimates and judgments

The preparation of these financial statements in conformity with IFRS requires management to make estimates, judgements and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, consistent with those disclosed in the audited consolidated financial statements for the year ended December 31, 2024, and described in these financial statements. Actual results could differ from these estimates.

Estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

3. New standards, amendments and interpretations adopted by the Company

The Company did not adopt any new standards, amendments and interpretations during the period ended March 31, 2025.

4. Other receivables

The Company’s other receivables are comprised of the following as at:

	March 31, 2025	December 31, 2024
	$	$
Sales tax recoverable	167,607	367,480
Interest receivable	156	156
Other receivables	226,080	7,042
	393,843	374,678

5. Prepaid expenses and deposits

The Company’s prepaid expenses and deposits include the following:

	March 31, 2025	December 31, 2024
	$	$
Research and development	26,372	26,348
Insurance	111,438	36,162
Other prepaids and deposits	6,535	6,526
	144,345	69,036

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three months ended March 31, 2025, and 2024

6. Finance receivables

Finance receivables consist of secured loan receivables measured at amortized cost, net of allowance for expected credit losses. Finance receivables as at March 31, 2025, are as follows:

$
Balance – December 31, 2024	3,432,340
Additions	139,121
Add: Interest income	69,588
Less: Interest payments	(61,226)
Less: Principal payments	(557,467)
Effects of foreign exchange	(4,205)
Balance – March 31, 2025	3,018,151
Current	3,018,151
Non-current	-
Balance – March 31, 2025	3,018,151

Allowances for expected credit losses as at March 31, 2025, were $nil (December 31, 2024 - $nil). Finance receivables earn fees at fixed rates between 6%-8% per annum and have an average term to maturity of one year from the date of issuance. The loans are secured by residential property with a first or second collateral mortgage on the secured property. Loans are issued up to 55% of the initial appraised value of the secured property at the time of issuance.

Finance receivables include the following as at March 31, 2025:

$
Minimum payments receivable	2,904,403
Unearned income	113,748
Net investment	3,018,151
Allowance for credit losses	—
Finance receivables, net	3,018,151

As at March 31, 2025, all loans were classified at amortized cost.

7. Investments

The following tables outline changes in investments during the period:

			Balance at December 31, 2024		Effects of foreign exchange	Balance at March 31, 2025
Entity	Instrument	Note	$	Redemptions	$	$
A2ZCryptoCap Inc.	Shares	(i)	2,224	—	—	2,224
Royal Bank of Canada	GIC	(ii)	20,850	—	18	20,868
Meridian	GIC	(iii)	1,181,499	(1,181,499)	—	—
			1,204,573	(1,181,499)	18	23,092

					Current	20,868
					Non-Current	2,224
						23,092

(i) On June 23, 2022, the Company acquired 80,000 shares of A2Z for C$0.10 per share. As at March 31, 2025, the fair value of the shares was determined based on the quoted market price of the shares of C$0.04 per share (December 31, 2024 – C$0.04).

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three months ended March 31, 2025, and 2024

ii) During the year ended December 31, 2024, the Company purchased four GICs for a total amount of C$4,030,000 from RBC with maturity dates ranging from February 14, 2025, to September 12, 2025. The GICs pay variable interest ranging from 4.20% to 4.95% per annum. As of March 31, 2025, the total balance outstanding was C$30,000 (December 31, 2024 – C$30,000) as three GICs out of the four were effectively redeemed during the year ended December 31, 2024.

(iii) During the year ended December 31, 2024, the Company purchased three GICs for a total amount of C$4,520,000 from Meridian Credit Union (“Meridian”) with maturity dates ranging from December 21, 2024, to March 25, 2025. The GICs pay variable interest ranging from 3.52% to 3.78% per annum. As of March 31, 2025, the total balance outstanding was $Nil as the remaining GICs were redeemed during the period (December 31, 2024 - C$1,700,000).

8. Inventory

Inventories consist of purchased raw materials that will be used in the manufacturing of finished goods and are valued at lower of cost or net realizable value. The cost of inventory is determined on a first-in, first-out basis. The cost of work in-process and finished goods are valued at the lower of cost or net realizable value. As at March 31, 2025, the Company’s inventory consisted of the following balances:

$
Raw materials	55,568
Finished goods	38,288
Outstanding as at March 31, 2025	93,856

9. Digital assets

(a)	The changes in the digital assets balance for the following periods are as follows:

	January 1, 2025 Balance	Additions	Dispositions	Unrealized loss	March 31, 2025 Balance
	$	$	$	$	$
Bitcoin	356,877	1,200,000	-	(145,566)	1,411,311
Dogecoin	154,314	200,000	-	(150,579)	203,735
Solana	350,039	1,300,000	(200,000)	(406,573)	1,043,466
XRP	-	100,000	-	(16,109)	83,891
	861,230	2,800,000	(200,000)	(718,827)	2,742,403

	January 1, 2024 Balance	Unrealized loss	December 31, 2024, Balance
	$	$	$
Bitcoin	401,000	(44,123)	356,877
Dogecoin	201,000	(46,686)	154,314
Solana	401,000	(50,961)	350,039
	1,003,000	(141,770)	861,230

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three months ended March 31, 2025, and 2024

Digital currency prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and the global political and economic conditions. Digital assets have a limited history, and the fair value historically has been very volatile. The Company may not be able to liquidate its inventory of digital assets currency at its desired price if required. The Company has recognized a loss in fair value $718,827 that is included in the net loss from operations for the three months ended March 31, 2025 (2024 - $nil). During the three months ended March 31, 2025, the Company invested $2,800,000 in digital assets. The Company also sold $200,000 in digital assets for gross proceeds of $268,293 and recognized a gain on sale of digital assets of $68,293 (2024 - $nil).

The following table presents the Company’s digital assets, measured at fair value less and categorized into levels of the fair value hierarchy on the condensed consolidated interim statements of financial position as at the following:

As at March 31, 2025

		Level 2	Level 3
Digital assets, at fair value	Level 1 Quoted market price	Valuation technique - observable market inputs	Valuation technique - unobservable market inputs
	$	$	$
Digital coins	—	2,742,403	—

As at December 31, 2024

		Level 2	Level 3
Digital assets, at fair value	Level 1 Quoted market price	Valuation technique - observable market inputs	Valuation technique - unobservable market inputs
	$	$	$
Digital coins	—	861,230	—

10. Intangible assets

Intangible assets as at March 31, 2025, are as follows:

Cost	Lucid
$
As at December 31, 2024, and March 31, 2025	6,314,571

Accumulated amortization	$
As at December 31, 2024	1,380,700
Amortization	103,724
As at March 31, 2025	1,484,424

Net book value
As at March 31, 2025	4,830,147
As at December 31, 2024	4,933,871

The Company’s intangible asset for Lucid represents the license agreement with the University Health Network giving the Company world-wide exclusive rights to the Lucid-MS compound and related patents.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three months ended March 31, 2025, and 2024

11. Trade and other payables

Trade and other payables consist of the following as at:

	March 31, 2025	December 31, 2024
	$	$
Trade payables	1,321,102	3,254,838
Accrued liabilities (i)	1,035,800	1,107,230
	2,356,902	4,362,068

(i) Accrued liabilities consist of the following as at:

	March 31, 2025	December 31, 2024
	$	$
External research and development fees	—	55,670
Operational expenses	105,860	178,307
Professional and other fees	520,747	464,060
Accrued interest	409,193	409,193
	1,035,800	1,107,230

12. Warrants Liability

[a] August 2022 Warrants

In August 2020, the Company issued 42,499 Class B Subordinate Voting Shares and 21,250 warrants to purchase Class B Subordinate Voting Shares for total cash proceeds of $9,999,997. Each warrant is exercisable to purchase one Class B Subordinate Voting Share of the Company at an exercise price of $276.90 per share and expire five years from the date of issuance. The fair value of these warrants is classified as Level 2 in the fair value hierarchy.

On initial recognition the Company determined that these warrants did not meet the IFRS definition of equity due to the exercise price being denominated in United States dollar, which was not the functional currency of the Company at the time resulting in variability in exercise price. The change in functional currency on October 1, 2020, was determined to be a change in circumstance and, as such, the Company has made an accounting policy choice to continue to recognize the warrants as a financial liability classified at fair value through profit or loss.

The fair value of the warrants liability as at March 31, 2025, was $221 (December 31, 2024 – $2) resulting in a loss on change in fair value of $219 for the three months ended March 31, 2025 (2024 – $23,297). The fair value was determined using the Black-Scholes option pricing model and the following assumptions as at:

	March 31, 2025	December 31, 2024
Share price	$11.08	$3.68
Exercise price	$276.90	$276.90
Expected dividend yield	-	-
Risk free interest rate	2.47%	2.91%
Expected life	0.35	0.60
Expected volatility	192%	134%

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three months ended March 31, 2025, and 2024

[b] December 2024 Warrants

During the year ended December 31, 2024, the Company issued warrants attached to its convertible debenture (Note 14).

The Company determine that these warrants were exchangeable into a variable number of shares due to foreign exchange, and as such, the warrants were classified as financial liabilities measured at fair value through profit or loss (“FVTPL”). The Company uses the Black-Scholes pricing model to estimate fair value. Expected volatility has been based on an evaluation of the historical volatility of the Company’s share price. The risk-free interest rate for the life of the warrants was based on the yields available on government benchmark bonds with a term approximating the remaining term of the warrants. The life of the warrants is based on the contractual term. The fair value of the warrant liability as at December 13, 2024, the date of issuance was $245,147. The fair value of the warrants as of March 31, 2025, was $523,128 (December 31, 2024 - $212,000) resulting in a loss on change in fair value of $311,128 (2024 - $Nil). The fair value was determined using the Black-Scholes option pricing model and the following assumptions as at:

	December 13, 2024	December 31, 2024	March 31, 2025
Share price (CAD)	$5.80	$5.20	$11.08
Exercise price (CAD)	$7.00	$7.00	$7.00
Expected dividend yield	-	-	-
Risk free interest rate	2.97%	2.96%	2.61%
Expected life	5.00	4.95	4.71
Expected volatility	104.39%	104.52%	116.80%
Foreign exchange rate	0.70	0.70	0.70

[c] January 2025 Warrants

On January 20, 2025, the Company issued warrants attached to its convertible debenture (Note 14). The fair value of the warrant liability at the date of issuance on January 20, 2025, was $405,656. The fair value of the warrants as of March 31, 2025, was $1,029,101, resulting in a loss on change in fair value of $623,445 (Note 15). The fair value was determined using the Black-Scholes option pricing model and the following assumptions as at:

	January 20, 2025	March 31, 2025
Share price (CAD)	$4.90	$11.08
Exercise price (CAD)	$5.25	$5.25
Expected dividend yield	-	-
Risk free interest rate	2.99%	2.61%
Expected life	5.00	4.81
Expected volatility	106.90%	116.80%
Foreign exchange rate	0.70	0.70

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three months ended March 31, 2025, and 2024

[d] March 6, 2025 Warrants

On March 6, 2025, the Company issued warrants attached to its convertible debenture (Note 14). The fair value of the warrant liability as at date of issuance on March 6, 2025, was $38,702. The fair value of the warrants as of March 31, 2025 was $69,813, resulting in a loss on change in fair value of $31,110 (Note 15). The fair value was determined using the Black-Scholes option pricing model and the following assumptions as at:

	March 6, 2025	March 31, 2025
Share price (CAD)	$6.44	$11.08
Exercise price (CAD)	$5.25	$5.25
Expected dividend yield	-	-
Risk free interest rate	2.72%	2.61%
Expected life	5.00	4.93
Expected volatility	115.20%	116.80%
Foreign exchange rate	0.70	0.70

[e] March 28, 2025 Warrants

On March 28, 2025, the Company issued warrants attached to its convertible debenture (Note 14). The fair value of the warrant liability as at date of issuance and March 31, 2025, was $1,218,875, thus no change in fair value during the period (Note 15). The fair value was determined using the Black-Scholes option pricing model and the following assumptions as at:

March 31, 2025
Share price (CAD)	$11.08
Exercise price (CAD)	$7.00
Expected dividend yield	-
Risk free interest rate	2.61%
Expected life	5.00
Expected volatility	116.80%
Foreign exchange rate	0.70

13. Notes payable

As at March 31, 2025, the Company has total notes payable balance of $1,087,929 (December 31, 2024 - $619,029).

During the three months ended March 31, 2025, the Company issued a note payable of $443,526 (AUD $710,000) to RH Capital Finance CO LLC (“RH Capital”), with an interest rate of 17.0% per annum and maturing in June 2025. During the three months ended March 31, 2025, the Company accrued interest of $8,797 (AUD $14,082) and the total outstanding balance was $452,323 (AUD $724,082).

During the year ended December 31, 2024, the Company issued a note payable of $309,138 (AUD $500,000) to RH Capital with an interest rate of 17.0% per annum and maturing in June 2025. The total outstanding balance including interest was $335,057 (AUD $536,361) as of March 31, 2025 (December 31, 2024 - $318,480).

This loan allowed the Company to access liquidity with respect to the Australian tax rebate scheme structure.

The remaining note payable balance of $300,549 was assumed on the acquisition of Prismic and is due on demand.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three months ended March 31, 2025, and 2024

14. Convertible debentures

December 2024 Debentures

In December 2024, the Company issued a total of 1,000 convertible debenture units of the Company (the “Debenture Units”) at a price of C$1,000 per Debenture Unit (the “Issue Price”) for total gross proceeds of $702,700 (C$1,000,000). Each Debenture Unit consists of (i) one convertible debenture having a face value of C$1,000 (each a “Debenture”); and (ii) 80 class B common share purchase warrants (each a “Warrant”) exercisable for 80 Class B subordinate voting shares in the Company (each, a “Share”). The Debentures mature 36 months from the date of issuance (the “Maturity Date”) and bear interest at a rate of 1.25% per month, beginning on the date of issuance and payable in cash on the last day of each calendar quarter. If the holder (“Holder”) of the Debenture elects, in its sole and absolute discretion, interest may be paid in Shares at the Conversion Price in effect on the date of payment. The principal sum of the Debentures, or any portion thereof, and any accrued but unpaid interest, may be converted into class B Shares at a conversion price of C$6.25 per Share subject to adjustment (“Conversion Price”). Each Warrant shall entitle the holder to acquire one additional class B Share (each, a “Warrant Share”) at a price of C$7.00 per Warrant Share, for a period of five years from the date of issuance. If the entire amount owing on the Debenture is converted within 6 months of the issuance date, the Holder is entitled to receive a cash amount equal to half the sum of all payments of interest on the December 2024 Debenture that would be due through to the Maturity Date, which the holder may convert all of any part into Class B Shares at the Conversion Price.

The Company may redeem the Debentures at any time prior to maturity, in whole or in part, upon fifteen days’ notice and payment of certain penalties as applicable. The convertible debenture was determined to be a financial instrument comprising a host debt component, a conversion feature and a warrant component which are both considered to be embedded derivatives due to variable consideration payable upon conversion caused by foreign exchange. On initial recognition, the fair value of the embedded derivatives is calculated first, with the residual value being assigned to the host financial liability. The initial fair value of the warrants is $245,147 (Note 12).

The fair value of the conversion feature is determined by using with-and-without method (“with-and-without method’) that considers change in expected cash flows due to the conversion. The model includes all terms of the convertible debenture described above as well as the probability of conversion, the impact of default barrier and the implied credit spread of the Company. The fair value of the conversion feature as at December 13, 2024, the date of issuance was $320,000. The fair value of the conversion feature as at March 31, 2025, was $911,360 (December 31, 2024 - $280,000) resulting in a loss on change in fair value of $631,360 (2024 - $Nil).

The fair values were determined using the assumptions below:

	December 13, 2024	December 31, 2024	March 31, 2025
Share price (CAD)	$5.85	$5.20	$11.08
Conversion price (CAD)	$6.25	$6.25	$6.25
Expected Volatility	98.04%	100.68%	106.93%
Risk free interest rate	2.78%	2.70%	2.61%
Expected life	3.00	2.95	2.70
Credit Spread	12.25%	12.25%	12.50%
Foreign exchange rate	0.7025	0.6952	0.6956

As of March 31, 2025, the Company had the following December 2024 Debenture balance outstanding:

Proceeds	$702,700
Value of conversion option	320,000
Value of warrants (Note 12 [b])	245,147
Initial recognition of debt	$137,553
Accretion expense	14,560
Balance, December 31, 2024	$152,113
Accretion expense	4,807
Balance, March 31, 2025	$156,920

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three months ended March 31, 2025, and 2024

January 2025 Debentures

On January 20, 2025, the Company closed the third tranche of the December 2024 Offering and issued 1,480 December 2024 Debenture Units for aggregate gross process of $1,032,744 (C$1,480,000). This third tranche was completed under amended terms, including a reduced conversion price of C$4.85 per share, an increased warrant ratio of 103.093 Warrants per Debenture Unit, and a reduced exercise price of C$5.25 per Warrant share.

On initial recognition, the fair value of the embedded derivatives is calculated first, with the residual value being assigned to the host financial liability. The initial fair value of the warrants is $405,656 (Note 12). The fair value of the conversion feature is determined by using with-and-without method. The fair value of the conversion feature as at January 20, 2025, the date of issuance was $599,770.

On February 7, 2025, the investor converted a partial amount of this Debenture into an aggregate of 152,577 shares of the Company’s Class B Subordinate Voting Shares (Note 15). On February 26, 2025, the investor converted the remaining amount of the Debenture into an aggregate amount of 221,237 shares of the Company’s Class B Subordinate Voting Shares (Note 15). Thus, the total amount of Class B Subordinate Voting Shares converted under this Debenture was 373,814.

The fair value of the conversion feature as at dates of conversion on February 7 and February 26, 2025, was $2,912,862, and $656,513, respectively. Where the original terms of the debentures permit the holder to convert at any time before maturity, and the note is subsequently converted early at the holder’s option, the conversion date is deemed to be the instrument’s maturity date.

The fair values were determined using the assumptions below:

	January 20, 2025	February 7, 2025	February 26, 2025
Share price (CAD)	$4.90	$16.16	$8.27
Conversion price (CAD)	$4.85	$4.85	$4.85
Expected Volatility	93.66%	105.28%	104.91%
Risk free interest rate	2.99%	2.63%	2.70%
Expected life	3.00	2.95	2.90
Credit Spread	12.50%	12.50%	12.50%
Foreign exchange rate	0.6978	0.6994	0.6974

The carrying amount of the host liability, at amortized cost, updated to the date of conversion, together with carrying amount of the derivative liability, which is remeasured to fair value immediately before conversion, is transferred to equity such that no gain or loss is recognized on settlement. The Company also incurred a total of $301,936 interest penalties for early conversion of the debentures. This amount was transferred to share capital.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three months ended March 31, 2025, and 2024

As of March 31, 2025, the Company had the following January 2025 Debenture balance outstanding:

Proceeds	$1,032,744
Value of conversion option	599,770
Value of warrants (Note 12 [c])	405,656
Initial recognition of debt – January 20, 2025	$27,318
Accretion expense	14,186
Balance, date of conversion – February 7, 2025	$41,504
Amount converted	(27,845)
Balance, February 7, 2025	$13,659
Accretion expense	7,519
Balance, date of conversion, February 26, 2025	$21,178
Amount converted	(21,178)
Balance, March 31, 2025	$-

March 6, 2025 Debentures

On March 6, 2025, the Company closed the fourth tranche of the December 2024 Offering and issued 100 January 2025 Debenture Units for aggregate gross process of $69,890 (C$100,000). This tranche was completed under the same terms as the January 2025 Debentures, including a conversion price of C$4.85 per share, an increased warrant ratio of 103.093 Warrants per Debenture Unit, and an exercise price of C$5.25 per Warrant share.

On initial recognition, the fair value of the embedded derivatives is calculated first, with the residual value being assigned to the host financial liability. The initial fair value of the warrants is $38,702 (Note 12). The fair value of the conversion feature is determined by using with-and-without method. The fair value of the conversion feature as at March 6, 2025, the date of issuance was $30,000.

On March 25, 2025, the investor converted this Debenture into an aggregate of 25,257 Class B Subordinate Voting Shares (Note 15). The fair value of the conversion feature as at date of conversion on March 25, 2025, did not change from the value on the date of issuance.

The fair values were determined using the assumptions below:

March 6, 2025
Share price (CAD)	$6.44
Conversion price (CAD)	$4.85
Expected Volatility	106.09%
Risk free interest rate	2.72%
Expected life	3.00
Credit Spread	12.50%
Foreign exchange rate	0.6989

The carrying amount of the host liability, at amortized cost, updated to the date of conversion, together with carrying amount of the derivative liability, which is remeasured to fair value immediately before conversion, is transferred to equity such that no gain or loss is recognized on settlement. There was no change in accretion amount from date of issuance to date of conversion.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three months ended March 31, 2025, and 2024

As of March 31, 2025, the Company had the following March 6, 2025, Debenture balance outstanding:

Proceeds	$69,890
Value of conversion option	30,000
Value of warrants (Note 12 [d])	38,702
Initial recognition of debt - March 6, 2025 and date of conversion, March 25, 2025	$1,188
Amount converted	(1,188)
Balance, March 31, 2025	$-

March 28, 2025 Debentures

On March 28, 2025, the Company closed the final tranche of the December 4, 2024 Offering and issued 2,420 Debenture Units for aggregate gross proceeds of $1,683,352 (C$2,420,000). This final tranche was completed under amended terms, including an increased conversion price of C$6.60 per share, a reduced warrant ratio of 76 Warrants per Debenture Unit, and an increased exercise price of C$7.00 per Warrant share.

On initial recognition, the fair value of the embedded derivatives is calculated first, with the residual value being assigned to the host financial liability. The initial fair value of the warrants is $1,218,875 (Note 12). The fair value of the conversion feature is determined by using with-and-without method. The fair value of the conversion feature as at March 28, 2025, the date of issuance was $1,954,755. The conversion value remained the same as at March 31, 2025. As the fair value of warrants and conversion feature are higher than the principal debt amount on the date of issuance, there was a loss on issuance of convertible debt of $1,490,278 for the period ended March 31, 2025.

Of the 2,420 Debenture Units issued, 330 Debenture Units were issued to a related party of the Company, which is an entity controlled by a director of the Company, 330 Debenture Units were issued to an entity, which is controlled by a family member of a director of the Company, and 1,060 Debenture Units were issued to an entity, which is owned by a family member of an executive officer of the Company. Of the total loss on issuance of convertible debt of $1,490,278, $1,059,206 was allocated to related parties, therefore disclosed as part of the share-based compensation balance in the key management disclosure in Note 22.

The fair value was determined using the assumptions below:

March 28, 2025
Share price (CAD)	$11.08
Conversion price (CAD)	$6.60
Expected Volatility	108.64%
Risk free interest rate	2.61%
Expected life	3.00
Credit Spread	12.25%
Foreign exchange rate	0.6952

As of March 31, 2025, the Company had the following March 28, 2025 Debenture balance outstanding

Proceeds	$1,683,352
Value of conversion option	1,954,755
Value of warrants (Note 12 [e])	1,218,875
Loss on issuance of convertible	(1,490,278)
Initial recognition of debt - March 28, 2025	$-

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three months ended March 31, 2025, and 2024

15. Share capital

[a]	Authorized

The Company is authorized to issue an unlimited number of class A multiple voting shares (“Class A Multiple Voting Shares”) and an unlimited number of class B subordinate voting shares (“Class B Subordinate Voting Shares”), all without par value. All shares are ranked equally regarding the Company’s residual assets.

The Class B Subordinate Voting Shares are “restricted securities” within the meaning of such term under applicable Canadian securities laws, as these securities do not carry equal voting rights as compared with the Class A Multiple Voting Shares.

The holders of Class A Multiple Voting Shares are entitled to 276,660 votes per Class A Multiple Voting Share held. Class A Multiple Voting Shares are held by the Chief Executive Officer (“CEO”), President, Executive Co-Chairman of the Board and the Director and Executive Co-Chairman of the Board. The holders of Class B Subordinate Voting Shares are entitled to one (1) vote per share held.

[b]	Issued and outstanding

During the year ended December 31, 2024, the Company consolidated its Class A and Class B shares on a 65:1 basis, and the effect was applied retroactively for all comparative periods presented.

Reconciliation of the Company’s share capital is as follows, adjusted for the share consolidation:

	Class A shares		Class B shares		Warrants
	#	$	#	$	#	$
Balance, December 31, 2023	2	151,622	605,796	137,626,863	158,832	2,723,356
Shares issued [a]	—	—	6,362	296,437	—	—
Shares for debt [b]	—	—	9,835	575,436	—	—
Warrants expired [c]	—	—	—	—	(20,000)	(276,001)
Balance, March 31, 2024	2	151,622	621,993	138,498,736	138,832	2,447,355

Balance, December 31, 2024	12	151,701	2,299,502	150,318,624	210,370	1,997,759
Shares issued – conversion of debentures [d,e]	—	—	399,071	2,495,090	—	—
Exercise of options [f]	—	—	12,500	70,591	—	—
Warrants issued [g,h,i]	—	—	—	—	346,806	—
Warrants expired [j]	—	—	—	—	(30,770)	(618,578)
Balance, March 31, 2025	12	151,701	2,711,073	152,884,305	526,406	1,379,181

Activity during the three months ended March 31, 2024:

[a]	During the three months ended March 31, 2024, the Company entered into an at-the-market offering agreement (the “ATM Agreement”) to sell Class B shares, having an aggregate offering price up to $11,154,232. During the three months ended March 31, 2024, the Company issued 6,362 common shares for gross proceeds of $308,433. A cash commission of $9,253, based on 3.0% of the aggregate gross proceeds, plus other trading expenses of $2,743, resulted in total share issuance costs of $11,996. The net proceeds from this raise were $296,437.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three months ended March 31, 2025, and 2024

[b]	During the three months ended March 31, 2024, the Company settled an aggregate of $524,324 (C$637,750) of amounts owing to an arm’s length creditor through the issuance of 9,231 Class B shares at a price of $0.903 per Class B share for total value of $541,800. Included in this amount is 55,000 Class B shares issued pursuant to the conversion of RSUs, which vested immediately upon grant (Note 12). Each RSU entitled the holder to acquire one Class B share of the Company upon vesting. The Company incurred a loss on settlement of debt of $17,476 as the share price on the date of issuance was higher than the price stated in the agreement.

The Company also issued 605 Class B shares at a deemed price of $55.90 per Class B share to settle an aggregate amount of $33,636 owing to an arm’s length creditor.

[c]	During the three months ended March 31, 2024, 20,000 warrants expired unexercised.

Activity during the three months ended March 31, 2025:

[d]	On February 7, 2025, a partial amount of the January 2025 Debentures was converted into an aggregate of 152,577 Class B Subordinate Voting Shares (Note 14). On February 26, 2025, the remaining amount was converted into an aggregate of 221,237 Class B Subordinate Voting Shares (Note 14). Thus, the total number of Class B Subordinate Voting Shares issued upon conversion of the January 2025 Debentures was 373,814 with a total value of $2,463,902 transferred to share capital.

[e]	On March 25, 2025, the full amount of the March 6, 2025 Debenture of $100,000 was converted into an aggregate of 25,257 Class B shares with a value of $31,188 (Note 14).

[f]	During the three months ended March 31, 2025, the Company issued an aggregate of 12,500 Class B shares upon the exercise of 12,500 share options with an exercise price C$5.25 for total gross proceeds of $45,887. Total amount of $70,591 was transferred to share capital. The market prices on the dates of option exercise ranged between $8.56 to $11.32 per share.

[g]	During the three months ended March 31, 2025, 152,577 warrants of the Company were issued as part of the issuance of January 2025 Debentures (Note 14).

[h]	During the three months ended March 31, 2025, 10,309 warrants of the Company were issued as part of the issuance of March 6, 2025 Debentures (Note 14).

[i]	During the three months ended March 31, 2025, 183,920 warrants of the Company were issued as part of the issuance of March 28, 2025 Debentures (Note 14).

[j]	During the three months ended March 31, 2025, 30,770 warrants expired unexercised.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three months ended March 31, 2025, and 2024

The changes in the number of warrants outstanding during the three months ended March 31, 2025, and 2024:

	Number of warrants	Weighted average exercise price
	#	C$
Outstanding as at December 31, 2024	210,370	250.33

Issued	346,806	6.18
Expired	(30,770)	5.33
Outstanding as at March 31, 2025	526,406	83.83

	Number of warrants	Weighted average exercise price
	#	C$

Outstanding as at December 31, 2023	158,831	328.25
Expired	(20,000)	235.95
Outstanding as at March 31, 2024	138,831	378.95

Measurement of fair values

During the three months ended March 31, 2025, a total of 346,806 warrants of the Company were issued in connection with the issuance of the January 2025 Debentures, March 6, 2025 Debentures, and March 28, 2025 Debentures (Note 14). These warrants are classified as derivative liabilities (Note 12 b-e).

There were no warrants issued during the three months ended March 31, 2025, and 2024, under equity.

The following table is a summary of the Company’s warrants outstanding as at March 31, 2025:

		Exercise price	Number outstanding
Expiry Date		C$	#
May 15, 2025		97.50	577
May 15, 2025		195.00	577
May 23, 2025		97.50	769
May 4, 2025		1,737.65	57
May 10, 2025		1,737.65	29
May 17, 2025		1,737.65	57
May 31, 2025		1,737.65	29
June 8, 2025		627.25	23,077
August 6, 2025	(i)	602.65	21,249
October 20, 2025	(i)	357.19	53,147
January 16, 2026		1,737.65	26
January 20, 2026		1,737.65	6
December 13, 2029		7.00	80,000
January 20, 2030		5.25	152,577
March 6, 2030		5.25	10,309
March 28, 2030		7.00	183,920
		83.33	526,406

(i)	Warrants were issued in US$

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three months ended March 31, 2025, and 2024

16. Share-based compensation

The Company has established a share option plan (the “Option Plan”) for directors, officers, employees and consultants of the Company. The Company’s Board determines, among other things, the eligibility of individuals to participate in the Option Plan, the term and vesting periods, and the exercise price of options granted to individuals under the Option Plan.

Each share option is converted into one common share of the Company on exercise. No amounts are paid or payable by the individual on receipt of the option. The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry.

[i] Share-based payment arrangements

During the three months ended March 31, 2025, the Company granted a total of 57,692 (2024 – 12,308) share options.

During the three months ended March 31, 2025, an aggregate of nil (2024 – 77) share options expired.

During the three months ended March 31, 2025, an aggregate of 12,500 (2024 – nil) share options were exercised for total gross proceeds of $45,887. The total contributed surplus of $24,704 was transferred share capital.

The changes in the number of share options outstanding during the periods ended March 31, 2025, and 2024 are as follows:

	Number of options	Weighted average exercise price
	#	C$
Outstanding as at December 31, 2024	42,456	6.97
Granted	57,692	9.46
Exercised	(12,500)	5.25
Outstanding as at March 31, 2025	87,648	8.85
Exercisable as at March 31, 2025	83,481	9.01

	Number of options	Weighted average exercise price
	#	C$
Outstanding as at December 31, 2023	37,856	101.40
Granted	12,308	97.50
Expired	(77)	243.75
Outstanding as at March 31, 2024	50,087	100.10
Exercisable as at March 31, 2024	40,056	100.75

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three months ended March 31, 2025, and 2024

Measurement of fair values

The fair value of share options granted during the three months ended March 31, 2025, and 2024, were estimated at the date of grant using the Black-Scholes option pricing model with the following inputs:

	2025	2024
Grant date share price	C$6.64-C$9.92	C$72.15-C$78.00
Exercise price	C$6.60-C$9.90	C$97.50
Expected dividend yield	—	—
Risk free interest rate	2.60%-2.61%	3.98% - 4.20%
Expected life	2 years	2 years
Expected volatility	132%-136%	66%

Expected volatility was estimated by using the annualized historical volatility of the Company. The expected option life represents the period that options granted are expected to be outstanding. The risk-free interest rate is based on Canadian government bonds with a remaining term equal to the expected life of the options.

The following table is a summary of the Company’s share options outstanding as at March 31, 2025:

Exercise price	Number outstanding	Weighted average remaining contractual life [years]	Exercise price	Number exercisable
C$	#	#	C$	#
154.39	228	0.91	154.39	228
156.55	228	0.98	156.55	228
5.60	12,500	1.44	5.60	8,333
5.25	17,000	1.49	5.25	17,000
6.60	7,692	1.93	6.60	7,692
9.90	50,000	1.99	9.90	50,000
8.85	87,648	1.80	9.01	83,481

[ii] Performance Share Units (“PSUs”) and Restrictive Share Units (“RSUs”)

In May 2022, the Company established a performance share unit plan (“PSU Plan”) and a restrictive unit plan (“RSU Plan”), for directors, offers, employees and consultants of the Company. The Company’s Board determines the eligibility of individuals to participate in the PSU Plan and RSU Plan to align their interests with those of the Company’s shareholders.

No amounts are paid or payable by the individual on receipt of the PSUs and RSUs. Each PSU and RSU converts into one Class B Subordinate Voting Share of the Company at $nil exercise price. The Company’s PSU Plan and RSU Plan provides that the number of common shares reserved for issuance may not exceed 10% of the aggregate number of common shares that are outstanding unless the Board has increased such limit by a Board resolution.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three months ended March 31, 2025, and 2024

PSUs

There were no PSUs issued during the three months ended March 31, 2025, and 2024. As at March 31, 2025, there were no PSUs outstanding (December 31, 2024 - Nil).

RSUs

On February 23, 2024, the Company granted 846 RSUs pursuant to the shares for debt transaction. The RSUs vested immediately upon grant and 846 Class B Subordinate Voting Shares were issued with a total fair value of $49,665, which was determined based on the share price of the Company on the date of the grant.

On August 23, 2024, the Company granted an aggregate of 32,690 RSUs at a price of $4.21 per unit for a total value of $137,625 based on the share price at the date of issuance. Each RSU granted vests the earlier of: (i) one year; and (ii) the successful implementation of the MS MAD study conducted by Ingenu of Australia, subject to acceleration in the event of a takeover bid or change of control. During the three months ended March 31, 2025, the Company recognized $33,963 (2024 - $nil) as share-based compensation expense and contributed surplus.

On September 6, 2024, the Company granted 7,500 RSUs at a price of $4.13 per unit for a total value of $31,009 based on the share price at the date of issuance, which was recognized as share-based compensation expense. The RSUs vested immediately upon issuance and 7,500 Class B Subordinate Voting Shares were issued for the same value.

The change in the number of RSUs during the periods ended March 31, 2025, and 2024, is as follows:

Number of RSUs
#
Outstanding as at December 31, 2024	32,690
Granted	-
Converted to common shares	-
Outstanding as at March 31, 2025	32,690

Number of RSUs
#
Outstanding as at December 31, 2023	—
Granted	846
Converted to common shares	(846)
Outstanding as at March 31, 2024	—

The Company recognized share-based compensation as follows for the three months ended March 31, 2025, and 2024:

	2025	2024
	$	$
Share options	257,309	57,743
RSUs	33,963	—
	291,272	57,743

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three months ended March 31, 2025, and 2024

17. Non-controlling interests

Through the License Agreement, Quantum acquired 34.66% of Celly on July 31, 2023. As of March 31, 2025, the Company has a 20.11% (December 31, 2024 – 22.95%) ownership interest in Celly through common shares held in Celly. The non-controlling interest represents the common shares of Celly not attributable to the Company.

Reconciliation of non-controlling interest is as follows:

$
Balance, December 31, 2024	(1,040,306)
Net loss for the period	(163,158)
Balance, March 31, 2025	(1,203,464)

18. Loss per share

Net loss per common share represents net loss attributable to common shareholders divided by the weighted average number of common shares outstanding during the period.

For all the periods presented, diluted loss per share equals basic loss per share due to the anti-dilutive effect of warrants, share options, PSUs, RSUs and convertible debentures. The outstanding number and type of securities that could potentially dilute basic net loss per share in the future but would have decreased the loss per share (anti-dilutive) for the three months ended March 31, 2025, and 2024 are as follows:

	March 31, 2025	March 31, 2024
	#	#
Warrants	526,406	138,831
Share Options	87,648	50,086
RSUs	32,690	—
	646,744	188,917

19. General and administrative

Components of general and administrative expenses for the three months ended March 31, 2025, and 2024 were as follows:

	2025	2024
	$	$
Professional fees	355,722	858,423
Investor relations	358,901	272,162
Salaries, wages and benefits	337,839	379,452
Consulting fees	125,144	218,961
Office and general administrative	138,705	186,071
Foreign exchange loss	11,800	4,143
	1,328,111	1,919,212

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three months ended March 31, 2025, and 2024

20. Segment information

Reportable segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker, with appropriate aggregation. The chief operating decision maker is the CEO who is responsible for allocating resources, assessing the performance of the reportable segment and making key strategic decisions. The Company operates in two segments: Biopharmaceutical and Strategic Investments.

The Company’s Biopharmaceutical segment is focused on furthering the research and development of the Company’s drug candidates and the development of a treatment for alcohol misuse for application in hospitals and other medical practices. The Biopharmaceutical segment primarily earns interest income on excess cash on hand invested in short-term guaranteed investment certificates.

The Company’s Strategic Investments segment is focused on generating returns and cash flow through the issuance of loans secured by residential property, with FSD Strategic Investments having a first or second collateral mortgage on the secured property.

The following tables summarize the Company’s total current and non-current assets and current and non-current liabilities as of March 31, 2025, and December 31, 2024, on a segmented basis:

	As at March 31, 2025
	Biopharmaceutical	Strategic Investments	Total
	$	$	$
Current assets	6,913,628	3,018,151	9,931,779
Non-current assets	4,941,690	—	4,941,690
Current liabilities	10,344,361	—	10,344,361
Non-current liabilities	—	—	—

	As at December 31, 2024
	Biopharmaceutical	Strategic Investments	Total
	$	$	$
Current assets	8,620,407	3,432,340	12,052,747
Non-current assets	5,066,477	—	5,066,477
Current liabilities	6,678,992	—	6,678,992
Non-current liabilities	—	—	—

The following tables summarize the Company’s interest income, total operating expenses, and net loss for the three months ended March 31, 2025, and 2024 on a segmented basis:

	For the three months ended March 31, 2025
	Biopharmaceutical	Strategic Investments	Total
	$	$	$
Interest expense (income)	(2,584)	(64,632)	(67,216)
Total operating expenses	3,397,101	322	3,397,423
Net (loss) income	(8,804,191)	64,310	(8,739,881)

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three months ended March 31, 2025, and 2024

	For the three months ended March 31, 2024
	Biopharmaceutical	Strategic Investments	Total
	$	$	$
Interest income	(19,157)	(153,367)	(172,524)
Total operating expenses	2,257,161	195	2,257,356
Net (loss) income	(2,244,597)	153,172	(2,091,425)

21. Commitments and contingencies

Commitments

Lucid-MS Agreement

The Company has entered into a license agreement that governs the Lucid-MS compound. Under the terms of the agreement, the Company shall pay a yearly license maintenance fee of C$100,000 until the first commercial sale of a product is made.

Under the agreement the Company is committed to minimum milestone payments of $nil and maximum milestone payments of C$12,500,000 if all product development and regulatory milestones are met. Furthermore, the Company is also responsible for paying revenue milestone payments and royalties if revenue milestones from commercial sales are achieved. Milestones can be extended by mutual agreement. No payments have been made to date related to these milestones.

Contingencies

Legal Matters

From time to time, the Company is named as a party to claims or involved in proceedings, including legal, regulatory and tax related, in the ordinary course of its business. While the outcome of these matters may not be estimable at the reporting date, the Company makes provisions, where possible, for the estimated outcome of such claims or proceedings. Should a loss result from the resolution of any claims or proceedings that differs from these estimates, the difference will be accounted for as a charge to the condensed consolidated interim statements of loss and comprehensive loss in that period.

GBB Drink Lab, Inc.

On May 12, 2023, the Company announced receipt of a lawsuit filed in S.D. Fla. by GBB against the Company, alleging breach of a mutual non-disclosure agreement and misappropriation of trade secrets. GBB claims that its assets were, as of August 30, 2022 (prior to the misappropriation and material breach) valued at US$53,047,000. The Company believes the allegations are without merit and continues to defend itself in the lawsuit.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three months ended March 31, 2025, and 2024

On June 23, 2023, the Company filed a motion to dismiss the complaint. On July 3, 2023, GBB responded in opposition to the Company’s motion to dismiss the complaint. The Motion to Dismiss the Amended Complaint filed on June 23, 2023, has been fully briefed and is awaiting adjudication by S.D. Fla. On August 24, 2023, the parties filed a proposed joint scheduling report with the S.D. Fla., which set forth various deadlines that would govern this action. Under the proposed joint schedule, the case was to be trial-ready by November 30, 2024. On January 8, 2024, the S.D. Fla. Dismissed the Company’s request for a motion to dismiss the lawsuit.

On January 22, 2024, the Company filed a third-party complaint against Joseph Romano (a former director of the Company), and a counterclaim against GBB.  The Company alleges that Mr. Romano breached his fiduciary duty by providing or fabricating confidential information to GBB, and that GBB aided and abetted this breach.  On October 9, 2024, Judge Melissa Damian denied Mr. Romano’s motion to dismiss, finding that the Company plausibly alleged Romano breached fiduciary duties, including his duties of loyalty, confidentiality, and to act in the Company’s best interests. GBB and Romano have denied the allegations in their respective answers.

As of March 17, 2025, the parties are finalizing documents to be used in discovery in advance of a May 1, 2025, deadline.  Under the proposed schedule, the parties are required to participate in a mediation process by June 18, 2025. The case is expected to be trial-ready by September 2025.

The original discovery deadline of May 1, 2025, has been extended for much of discovery to allow the parties to attend a mediation on May 19, 2025. At the mediation, the parties will explore potential settlement.  If settlement is not reached, the parties will continue with discovery to complete the outstanding depositions and expert discovery.

Raza Bokhari

On July 15, 2021, the Company’s former CEO, Raza Bokhari, filed a notice of arbitration seeking relief and support for breach of contract and severance and damages in the amount of $30,200,000, for aggravated and punitive damages in the amount of $500,000 and legal fees and disbursements associated with the arbitration.

Raza Bokhari was placed on administrative leave from his role as the Company’s Chief Executive Officer following the Company’s annual general and special meeting of shareholders on May 14, 2021, pending the outcome of an investigation of various concerns by a Special Committee comprised of independent directors using independent legal counsel. Upon the recommendation of the Special Committee, Raza Bokhari’s employment was terminated for cause by the Company’s Board of Directors on July 27, 2021.

The Company disputed the allegations and counterclaimed against Raza Bokhari for losses sustained as a result of his alleged breaches of his duties to the Company. The arbitration hearing concluded in August 2022 and the arbitrator issued his decision in November 2022. Raza Bokhari’s claim for USD $30.2 million was dismissed along with his claim that he had been wrongfully dismissed. The arbitrator ordered that Raza Bokhari repay certain monies to Quantum, while also holding him responsible for Quantum’s costs of the arbitration.

On December 9, 2022, Raza Bokhari filed an application in the Ontario Superior Court seeking to set aside the arbitral award of the court on the grounds that he was not treated equally and fairly and the arbitrator’s written award provided inadequate reasons for his decision.

On December 20, 2022, the Company’s legal counsel wrote to the Commercial List of the Ontario Superior Court of Justice seeking to transfer the application from the Civil List to the Commercial List. The request was granted on January 12, 2023.

On April 28, 2023, the court ordered the case to be heard at the Commercial List on September 27, 2023.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three months ended March 31, 2025, and 2024

On September 27 and 28, 2023, the application to set aside the award and cost of ground of unfairness was dismissed. As Raza Bokhari lost the set aside application, the court ordered Raza Bokhari to pay the Company C$165,000 to cover the Company’s legal expenses.

On October 13, 2023, Raza Bokhari filed a “Notice of Motion for Leave to Appeal” with the Court of Appeal for Ontario.

On December 15, 2023, the Company submitted a responding party’s factum to the Court of Appeal for Ontario.

On February 6, 2024, the Ontario Superior Court of Justice affirmed the judgment and awarded an additional C$5,000 in costs considering Raza Bokhari’s failed motion for leave to appeal. As of the date hereof, the litigation is ongoing.

On May 31, 2024, the United States District Court for the Eastern District of Pennsylvania confirmed Quantum’s Petition to Confirm Arbitration Awards entered against Dr. Raza Bokhari.

On June 27, 2024, the US District Court for the Eastern District of Pennsylvania confirmed Quantum’s motion for entry of judgment and granted judgment in favor of Quantum of approximately USD $3 million.

On April 11, 2025, the Court of Appeal for Ontario dismissed the motions to reconsider prior decisions initiated by Raza Bokhari.

Deferred Income

On December 24, 2024, the Company entered into a Prepaid Forward Purchase Agreement (the “Purchase Agreement”) with Sports Coat LLC (“Buyer”). Under the terms of the agreement, the Buyer agreed to provide financing of US$1,000,000 to the Company in exchange for the right to receive a portion of the proceeds from certain ongoing litigations.

These litigations include, but are not limited to:

●	Claims related to market manipulation involving FSD Pharma Inc, Quantum Biopharma Ltd., or any related entity; and
●	Claims involving Raza Bokhari

The financing provided under the Purchase Agreement is non-recourse, which stipulates that the Company is not obligated to repay the US$1,000,000 if no proceeds are realized from the litigations. The Buyer assumes the risk of loss in the event of non-collection of litigation proceeds. The agreement does not include a predefined repayment schedule, a specified due date, or a general pledge of the Company’s assets as collateral for repayment.

The Purchase Agreement specifies events of default, including failure to pay amounts due, breach of material terms, termination of legal representation without cause, misrepresentation, misappropriation of litigation proceeds, insolvency, or challenges to the agreement’s validity. In such cases, the Buyer may declare the full amount immediately due and enforce its security interest.

The Company received the full US$1,000,000, which has been recorded as deferred income as at December 31, 2024. As of March 31, 2025, the amount in deferred income remained at US$1,000,000. Due to the uncertainty surrounding the timing of the litigation outcomes, the amount is classified as a current liability.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three months ended March 31, 2025, and 2024

22. Related party transactions

Related parties and related party transactions impacting the condensed consolidated interim financial statements are summarized below and include transactions with the following individuals or entities:

Key management personnel

Related parties include directors, officers, close family members, certain consultants and enterprises that are controlled by these individuals as well as certain persons performing similar functions.

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company.

Transactions with key management and directors comprise the following:

a)	Director’s compensation for the three months ended March 31, 2025, is $29,587 (2024 – $66,515).
b)	During the three months ended March 31, 2025, the Company granted 57,692 options to officers and employees of the Company each with exercise prices ranging from C$6.60 to C$9.90 and expiring two years from the date of issuance.
c)	During the year ended December 31, 2023, the Company entered into a secured loan agreement with the CEO for C$1,200,000, with monthly payments of C$6,000 based on an annual interest rate of 6%. The loan had a maturity date of April 26, 2025, and was part of FSD Strategic Investments’ portfolio of finance receivables. During the year ended December 31, 2024, a payment of C$400,000 was made by the CEO, and monthly payments were subsequently reduced to C$4,000. During the three months ended March 31, 2025, the CEO made a payment of C$800,000 towards the loan, thereby settling the total debt outstanding owed to FSD Strategic Investments.

Key management personnel compensation during the three months ended March 31, 2025 and 2024, is comprised of:

	2025	2024
	$	$
Salaries, benefits, bonuses and consulting fees	208,132	324,241
Share-based payments (Note 14)	1,316,483	—
	1,524,615	324,241

As at March 31, 2025, the Company owed an executive officer $Nil (December 31, 2024 - $Nil), for legal fees incurred by the Company and paid by the executive officer on behalf of the Company. The amount owed is recorded within trade and other payables.

As at March 31, 2025, the Company has $Nil owing to related parties included in accounts payable and accrued liabilities (December 31, 2024 - $Nil).

23. Capital Management

The Company defines capital as the aggregate of its capital stock and borrowings and convertible debentures.

As at March 31, 2025, the Company’s share capital was $153,036,006 (December 31, 2023 – $150,470,325). The Company does not have any long-term debt.

The Company manages its capital structure in accordance with changes in economic conditions. To maintain or adjust its capital structure, the Company may elect to issue or repay financial liabilities, issue shares, repurchase shares or undertake any other activities as deemed appropriate under specific circumstances. The Company is not subject to any externally imposed capital requirements. There were no changes in capital management during the periods ended March 31, 2025, and 2024.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three months ended March 31, 2025, and 2024

24. Financial Instruments and Risk Management

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from deposits with banks and outstanding other receivables and finance receivables. The Company trades only with recognized, creditworthy third parties.

The Company does not hold any collateral as security for its outstanding finance receivables but mitigates this risk by dealing only with what management believes to be financially sound counterparties and, accordingly, does not anticipate significant loss for non-performance. The loans are secured by real estate properties, and the Company is granted a first or second collateral charge mortgage on the properties for a sum equal to the interest payments plus the principal amount. The Company performs assessments on factors such as timing of payments, loan to value, communications with the borrower and external macro factors such as interest rates and economic conditions to mitigate risks.

Liquidity risk

Liquidity risk is the risk the Company will not be able to meet its financial obligations as they come due. The Company’s exposure to liquidity risk is dependent on the Company’s ability to raise additional financing to meet its commitments and sustain operations. The Company mitigates liquidity risk by management of working capital, cash flows, the issuance of share capital and if desired, the issuance of debt. The Company’s trade and other payables and notes payables are all due within twelve months from the date of these financial statements.

If unanticipated events occur that impact the Company’s ability to carry out the planned clinical trials, the Company may need to take additional measures to increase its liquidity and capital resources, including issuing debt or additional equity financing or strategically altering the business forecast and plan. In this case, there is no guarantee that the Company will obtain satisfactory financing terms or adequate financing. Failure to obtain adequate financing on satisfactory terms could have a material adverse effect on the Company’s results of operations or financial condition.

Market risk

Market risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: foreign currency risk, interest rate risk and other price risk.

●	Foreign currency risk

Foreign currency risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured. The Company’s primary exposure with respect to foreign currencies is from Canadian dollar denominated cash, investments and trade and other payables. A 1% change in the foreign exchange rates would not result in any significant impact to the financial statements.

●	Interest rate risk

Interest rate risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company does not have any material long-term borrowings outstanding subject to variable interest rates. Therefore, the Company is not exposed to interest rate risk as at March 31, 2025.

●	Other price risk

Other price risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments traded in the market. The Company is not exposed to other price risks as at March 31, 2025.

QUANTUM BIOPHARMA LTD. (FORMERLY, FSD PHARMA INC.)

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three months ended March 31, 2025, and 2024

Fair values

The carrying values of cash, other receivables, trade and other payables and notes payable approximate fair values due to the short-term nature of these items or they are being carried at fair value or, for notes payable, interest payables are close to the current market rates. The risk of material change in fair value is not considered to be significant. The Company does not use derivative financial instruments to manage this risk.

Financial instruments recorded at fair value on the condensed consolidated interim statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company’s valuation techniques. A level is assigned to each fair value measurement based on the lowest-level input significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

●	Level 1 – Unadjusted quoted prices as at the measurement date for identical assets or liabilities in active markets.

●	Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

●	Level 3 – Significant unobservable inputs that are supported by little or no market activity. The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value. During the year, there were no transfers of amounts between levels.

25.	Subsequent Events

•	On April 18, 2025, the Company announced the grant of 60,000 restricted share units pursuant to the Company’s equity incentive plan, which were subject to a four month and one day hold period under applicable securities laws.

•	On April 18, 2025, The Company announced that the board of directors of the Company authorized and approved the settlement of outstanding debt owed to arm’s length parties by issuing Class B Shares at a deemed price of US$6.75 per Class B Share.

•	On April 23, 2025, the Company expanded its portfolio of residential mortgages by issuing one new mortgage loan, with a principal amount of C$105,000 with a maturity of one year.

•	As of May 14, 2025, the Company has expanded its cryptocurrency holdings to a total value of $4,500,000.